Exhibit 99.1

Subscription Agreement

XIAO-I CORPORATION

ZunTian Holding Limited

Conyers Dill & Pearman Cayman Islands

conyers.com

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is dated 13 day of December 2023

BETWEEN:

(1)	Xiao-I Corporation, a company incorporated in the Cayman Islands having its registered office at Sertus Chambers, Governors Square, Suite #5-204, 23 Lim Tree Bay Avenue, P.O. Box 2547, Grand Cayman KY1-1104 (the “Company“); and

(2)	ZunTian Holding Limited, a company incorporated in the British Virgin Islands having its registered office at Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands (the “Subscriber“) of the other part.

WHEREAS:

(A)	As at the date hereof, the authorised share capital of the Company is US$50,000 divided into 1,000,000,000 shares of a nominal or par value of US$0.00005 each, and the Company has 24,015,592 ordinary shares of US$0.00005 each in issue. Pursuant to the Written Resolutions, 3,700,000 Preferred Shares have been created in the authorised share capital of the Company.

(B)	The Subscriber has agreed to subscribe for 3,700,000 Preferred Shares on and subject to the terms of this Subscription Agreement.

IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1.	In this Subscription Agreement, the following words and expressions shall have the following meanings:

“Articles”	means the amended and restated articles of association of the Company, in their present form or as supplemented or amended or substituted from time to time;

“Memorandum”	means the amended and restated memorandum of association of the Company, in their present form or as supplemented or amended or substituted from time to time;

“Parties”	means the parties to this Subscription Agreement and “Party” shall mean any one of them;

“Preferred Share”	means a preferred share in the share capital of the Company of US$0.00005 par value created by the Written Resolutions with the terms set out in Schedule 1;

“Subscription Agreement”	means this subscription agreement and includes all schedules thereto; and

“Written Resolutions”	means in accordance with the authority granted under Article 13(1) of the Articles, the written resolutions signed by all the directors of the Company on December 8, 2023 approving, among other things, the creation of the Preferred Shares.

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SUBSCRIPTION AGREEMENT

1.2.	In this Subscription Agreement:

(a)	the clause headings are included for convenience only and shall not affect the interpretation of this Subscription Agreement;

(b)	the singular includes the plural and vice versa;

(c)	any gender includes the other genders;

2.	Subscription for PREFERRED Shares by Subscriber

2.1.	The Subscriber hereby subscribes for and requests that the Company allot to it the number of Preferred Shares set opposite their name in Schedule 2 for the aggregate subscription price set out in Schedule 2.

2.2.	The Subscriber shall pay the subscription price to the Company by a draft or wire transfer to an account designated in writing by the Company.

2.3.	Upon receipt of the subscription price in cleared funds from the Subscriber, the Company shall issue to the Subscriber the number of Preferred Shares subscribed for by the Subscriber.

2.4.	Each Preferred Share subscribed for pursuant to the foregoing clause shall be credited as fully paid and on issue shall rank pari passu in all respects with other Preferred Shares in issue.

2.5.	The Subscriber agrees to take the Preferred Shares subject to the Memorandum and the Articles, and authorises the Company to enter its name and address as set forth in Schedule 2 in the register of members of the Company.

3.	Representations and Warranties

3.1.	Each Party to this Subscription Agreement makes the following representations and warranties on the date of this Subscription Agreement:

(a)	all corporate authorisations and all other applicable governmental, statutory, regulatory or other consents licences, authorisations, waivers or exemptions required to be obtained by it in connection with the execution, delivery and performance of this Subscription Agreement have been obtained and are valid and subsisting;

(b)	this Subscription Agreement constitutes legal, valid and binding obligations of the Party;

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SUBSCRIPTION AGREEMENT

(c)	the execution, delivery and performance by the Party of this Subscription Agreement does not and will not violate, breach or result in a contravention of:

(i)	any law;

(ii)	any authorisation, ruling consent, judgment, order or decree of any governmental, statutory or regulatory agency; or

(iii)	the memorandum of association and articles of association or any other similar constitutional document of the Party; and

(iv)	all information provided by the Party to the other Parties under or in connection with this Subscription Agreement is true in all material respects and is not, by omission or otherwise, misleading in any material respect.

4.	Costs

Each Party shall pay its own costs relating to the negotiation, preparation, execution and implementation by it of this Subscription Agreement and of each document referred to in it.

5.	Entire Agreement

5.1.	This Subscription Agreement constitutes the entire agreement and understanding of the Parties and supersedes any previous agreement between the Parties relating to the subject matter of this Subscription Agreement.

5.2.	Each of the Parties acknowledges and agrees that in entering into this Subscription Agreement it does not rely on, and shall have no remedy in respect of, any statement, representation, warranty or understanding (whether negligently or innocently made) of any person (whether Party to this Subscription Agreement or not) other than as expressly set out in this Subscription Agreement as a warranty. The only remedy available to it for breach of the warranties shall be for breach of contract under the terms of this Subscription Agreement. Nothing in this clause shall, however, operate to limit or exclude any liability for fraud.

6.	Counterparts

This Subscription Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be deemed an original, and all the counterparts together shall constitute one and the same instrument.

7.	Variation

No variation of this Subscription Agreement shall be valid unless it is in writing and signed by or on behalf of each of the Parties.

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SUBSCRIPTION AGREEMENT

8.	Governing Law and Jurisdiction

The terms and conditions of this Subscription Agreement and the rights of the Parties hereunder shall be governed by and construed in all respects in accordance with the laws of the Cayman Islands. The Parties to this Subscription Agreement hereby irrevocably agree that the courts of the Cayman Islands shall have exclusive jurisdiction in respect of any dispute, suit, action, arbitration or proceedings ("Proceedings") which may arise out of or in connection with this Subscription Agreement and waive any objection to Proceedings in the courts of the Cayman Islands on the ground of venue or on the basis that the Proceedings have been brought in an inconvenient forum.

AGREED by the Parties through their authorised signatories on the date first written above:

For, and on behalf of Xiao-I Corporation	For, and on behalf of ZunTian Holding Limited

/s/ Hui Yuan	/s/ Hui Yuan
Signature	Signature

Hui Yuan, CEO	Hui Yuan, President
Print Name	Print Name

December 13, 2023	December 13, 2023
Date	Date

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SUBSCRIPTION AGREEMENT

SCHEDULE 1

Terms of the Preferred Shares

The Preferred Shares shall have the following rights and restrictions:

(a)	each Preferred Share shall confer on the holder thereof the right to twenty (20) votes and holders of the Preferred Shares shall at all times vote together with holders of ordinary shares of the Company as one class on all resolutions submitted to a vote by the shareholders of the Company save where a separate class meeting is required by law;

(b)	the Preferred Shares shall not confer any additional rights or preferences regarding dividend entitlement or liquidation preferences and shall rank pari passu with the ordinary shares of the Company in relation thereto;

(c)	the Preferred Shares shall be non-convertible, non-redeemable, and non-transferable, except as otherwise resolved by the board of directors of the Company; and

(d)	for the avoidance of doubt, save and except for the rights, preference, privileges and restrictions set out in (a) to (c) above, the Preferred Shares and the ordinary shares of the Company shall rank par passu in all other respects and shall have the same rights, preferences, privileges and restrictions as set out in the Memorandum and Articles.

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SUBSCRIPTION AGREEMENT

SCHEDULE 2

Subscriber name, address, number and subscription price of Preferred Shares

Subscriber	Column 1 No. of Preferred Shares Subscribed For	Column 2 Total Amount Payable (US$)
ZunTian Holding Limited Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands max@xiaoi.com +86-021-64435203	3,700,000	US$730.93 (Seven Hundred Thirty Dollars and Ninety-Three Cents)

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